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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   15     )*
                                          ---------

                        Papa John's International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   698813 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                         Christopher J. Sternberg, Esq.,
                                 P.O. Box 99900,
                             Louisville, KY 40269,
                                   502-261-4934
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 24, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  698813 10 2             13D                  Page  2  of  4  Pages
          ------------                                       ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     John H. Schnatter
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  / /
     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     N/A
-------------------------------------------------------------------------------
 (5) Check / / if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               6,973,561
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  6,973,561
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     6,973,561
-------------------------------------------------------------------------------
(12) Check / / if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     29.7
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                          Page  3  of  4  Pages
                                                               ---    ---
                            AMENDMENT NO. 15 TO
                               SCHEDULE 13D
                             JOHN H. SCHNATTER

     This Amendment No. 15 amends and supplements the Statement on Schedule 13D filed by John H. Schnatter, as amended by Amendment Nos. 1-14 thereto, with respect to the common stock ("Common Stock") of Papa John's International, Inc. (the "Company"). Such Schedule 13D is hereby amended to add or revise information to the items indicated. Unless otherwise indicated, defined terms have the same meaning set forth in the originally filed
Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

     On April 7, 2000, Mr. Schnatter made a gift of 3,375 shares of Common Stock to a charity. This transaction results in Mr. Schnatter's owning, directly and indirectly, a total of 6,973,561 shares of Common Stock as follows: 5,844,376 shares owned directly; 489,907 shares owned by the GRAT; 395,500 shares owned by The JHS Family Limited Partnership; 79,750 shares owned by The John H. Schnatter Family Foundation; and 164,028 shares subject to options which are currently exercisable or exercisable within 60 days of August 24, 2000.

     By virtue of his stock ownership, and his position as Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter has no present intent to acquire or dispose of additional shares of Common Stock; however, Mr. Schnatter may from time to time sell shares in order to diversify his assets or make charitable or other gifts of shares.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

     (a) 6,973,561 (29.7%).

     (b) Sole voting power: 6,973,561 shares
         Shared voting power: 0
         Sole dispositive power: 6,973,561 shares
         Shares dispositive power: 0

     (c) Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4.

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                                                          Page  4  of  4  Pages
                                                               ---    ---

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 28, 2000                        /s/ John H. Schnatter
---------------------------            ----------------------------------------
                                       Signature

                                       John H. Schnatter
                                       ----------------------------------------
                                       Name